UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

ICON Cash Flow Partners L.P. Seven
(Name of Subject Company)

ICON Cash Flow Partners L.P. Seven
(Name of Person(s) Filing Statement)
Units of Limited Partnership Interests
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)

Joel S. Kress
Senior Vice President and General Counsel
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011
(212) 418-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Deborah Schwager Froling, Esquire
Arent Fox PLLC
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 857-6075
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
SIGNATURE

     The purpose of this amendment is to amend and supplement Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2006, as amended by Amendment No. 1, filed with the SEC on June 7, 2006 (together, the “Schedule 14D-9”) previously filed by ICON Cash Flow Partners L.P. Seven (the “Partnership”).
     All of the information in the Schedule 14D-9 is incorporated in this Amendment No. 2, except that such information is hereby amended or supplemented to the extent specifically provided herein. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
     The first paragraph of Item 8 on page 7 of the Schedule 14D-9 is amended and supplemented by adding the following sentences after the last sentence of such paragraph:
     “There are adverse tax consequences to the Partnership, including termination of the Partnership’s taxable year or losing its status as a partnership for federal income tax purposes, if more than 49% of the Units are transferred in any twelve-month period. If all Holders tender all of their Units pursuant to the Offer, the General Partner will not permit such assignments to become effective until, in the opinion of the Partnership’s tax counsel, in accordance with Section 10.2(b)(ii) of the Partnership Agreement, such assignment will no longer result in the termination of the Partnership’s taxable year or its status as a partnership for federal income tax purposes.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.
     Date: June 13, 2006

ICON CASH FLOW PARTNERS L.P. SEVEN
By:	ICON CAPITAL CORP., its General Partner

By:	/s/ Thomas W. Martin
Chief Operating Officer